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                             November 4, 2022

       Errol De Souza, Ph.D.
       Executive Chairman
       Bionomics Limited
       200 Greenhill Road
       Eastwood SA 5063
       Australia

                                                        Re: Bionomics Limited
                                                            Draft Registraiton
Statement on Form F-1
                                                            Submitted October
31, 2022
                                                            CIK No. 0001191070

       Dear Errol De Souza:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Michael E. Sullivan